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                                                                    OMB APPROVAL
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 17)


                                 INCOMNET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    453365207
--------------------------------------------------------------------------------
                                 (CUSIP Number)



   John P.Casey, 10220 River Road, Suite 115, Potomac, MD 20854 (301) 983-5000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  July 13, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.453365207                SCHEDULE 13D               Page  2 of  4 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                        John P. Casey - SS# ###-##-####
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

                                   See below.
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                                             14,495,474*
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                102,000 (children's trust; 1/3 voting trustee)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                                             14,495,474*
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                          102,000 (children's trust; 1/3 voting trustee)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          14,597,474*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [x]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                              44.65% (See Item 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


                                       IN
________________________________________________________________________________

* Includes  8,459,970  shares of Incomnet Common Stock issuable on conversion of
725.473 shares of Incomnet Series A Convertible Preferred Stock and 872.738 shares of Incomnet Series B Preferred Stock (collectively, the "Preferred Shares") which Mr. Casey purchased on November 5, 1998 under the Option Agreement dated July 15, 1998 described in Amendment No. 6 to Mr. Casey's Statement. Incomnet does not currently have sufficient authorized but unissued shares of Common Stock to effect the conversion of the Preferred Shares into common Stock. Further, Mr. Casey is obligated, pursuant to the terms of the Board Change Agreement dated August 28, 1998 to hold the Preferred Shares until November 4, 1999 (the "Redemption Period") during which time the Company plans to redeem the Preferred Shares if it is financially able to do. If the Company is not able to redeem the Preferred Shares during the Redemption Period, Mr. Casey is obligated to convert the Preferred Shares into Common Stock and offer the Common Stock to all shareholders of Incomnet on a pro-rata basis at an offering price representing no actual profit to Mr. Casey.

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    This Statement is the seventeenth Amendment to the Statement on Schedule 13D filed on April 7, 1998 (as previously amended, the "Statement") with the Securities and Exchange Commission by Mr. John P. Casey in connection with his beneficial ownership of shares (the "Shares") of common stock of Incomnet, Inc. ("Incomnet" or the "Issuer"). All capitalized terms used and not defined in this Amendment No. 17 have the meanings given to them in the Statement.


Item 3.  Source and Amount of Funds or Other Consideration.

    As described in Amendment Nos. 10 and 13 to Mr. Casey's Statement, Mr. Casey, Incomnet and the Former Directors entered into a Board Change Agreement dated August 28, 1998 (the "Board Change") which was consummated on September 29, 1998.

    The Board Change was initiated by Mr. Casey who beneficially owns 6,137,504 shares of Incomnet Common Stock or 30.8% of the outstanding Common Stock. All of Mr. Casey's purchases of Incomnet Common Stock were in open market transactions. Mr. Casey acquired 4,230,100 shares of Common Stock using personal funds, and as disclosed on Amendment Nos. 5, 6, 7 and 16 of this Statement, Mr. Casey purchased an aggregate of 1,907,404 shares of Incomnet Common Stock, along with the option to purchase the Series A and Series B Preferred Stock using funds under a credit facility from Trans Pacific Stores, Ltd., a Hawaiian corporation ("Trans Pacific"). These funds were initially borrowed under an oral arrangement with Trans Pacific. On January 28, 1999 Mr. Casey executed a promissory note (the "Trans Pacific Note") in favor of Trans Pacific in the amount of $3,837,224.00, which Note was intended to replace the prior financing arrangements. The principal amount currently owed by Mr. Casey under the Trans Pacific Note is $4,666,562.50. The Trans Pacific Note is secured by a pledge of certain personal assets of Mr. Casey and all proceeds from any sale of his shares of Incomnet Common Stock. The Trans Pacific Note had an interest rate of 18% compounded quarterly through June 30, 1999, the Note's original Maturity Date. By agreement dated June 30, 1999, the Maturity Date on the Trans Pacific Note was extended from June 30, 1999 to June 30, 2000 (the "Maturity Date"). From and after June 30, 1999, the Note has an interest rate of 25% compounded quarterly and has no minimum periodic payments and no prepayment penalties. Mr. Casey is obligated to repay the Trans Pacific Note in cash by not later than the Maturity Date, unless the parties mutually agree upon an extension; however, the Trans Pacific Note gives Trans Pacific the ability to elect, in lieu of the compounded quarterly interest due under such facility, to have Mr. Casey pay Trans Pacific in shares of Incomnet Common Stock or cash, an amount equal to 25% of the market price appreciation in the per share Common Stock price of Incomnet at the time of prepayment or, if not prepaid, at the Maturity Date in excess of $0.725 per share multiplied by 5.4 million (the "Appreciation Right"). For purposes of determining the per share value of Incomnet Common Stock in calculating the Appreciation Right, the value of the stock shall be equal to the average closing price of Incomnet's Common Stock on the last day of the quarter during which the Trans Pacific Note is paid and the four trading days prior to that date. If Trans Pacific elects to receive the Appreciation Right, all interest payments by Mr. Casey prior to the Maturity Date shall be credited against the number of Appreciation Right shares or amount of Appreciation Right cash. Through June 30, 1999, Mr. Casey was credited for approximately $1.34 million.


                                                               Page 3 of 4 Pages

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Item 5.  Interest in Securities of the Issuer.

(d) Until the Trans Pacific Note has been paid in full, Trans Pacific has the right to receive such proceeds from any sale of Mr. Casey's shares of Incomnet common stock as are necessary to repay all amounts due under the Trans Pacific Note.


Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 Modification Agreement with respect to Promissory Note by John P. Casey in favor of Trans Pacific Stores, Ltd. dated as of June 30, 1999.


Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



       July 13, 1999                                   /s/ John P. Casey
----------------------------------          ------------------------------------
           Date                                             Signature




                                            John P. Casey, Chairman of the Board
                                            ------------------------------------
                                                          Name/Title


                                                               Page 4 of 4 Pages

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